

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4628

August 28, 2009

<u>Via U.S. Mail and Facsimile to</u>

Mr. G. Leigh Lyons
Chief Executive Officer
Braeden Valley Mines, Inc.
318 North Carson Street Suite 208
Carson City, NV 89701

> **Re:** **Braeden Valley Mines, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed June 30, 2009**
> **File No. 333-158062**

Dear Mr. Lyons:

Your most recent registration statement includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

If you have any questions, I can be reached at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director